Company Logo	DayStar Technologies, Inc.
13 Corporate Drive
Halfmoon NY 12065
Phone: 1.518-383-4600
Fax: 1.518-383-7900
www.daystartech.com

June 29, 2006

Mr. Brian R. Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	DayStar Technologies, Inc.

Form 10-KSB for the Year Ended December 31, 2005

Form 10-QSB for the Quarter Ended March 31, 2006

File No. 000-50508

Dear Mr. Cascio:

This letter responds to the issues raised in your letter dated May 31, 2006. In addition, we also are responding to the verbal request that we review the basis for our accounting treatment for the $15 Million Senior Convertible Note and the related warrants that was the subject of our Form 8-K filing dated May 25, 2006.

In providing such response, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.:

Brian R. Cascio

June 29, 2006

Form 10-KSB for the Year Ended December 31, 2005

Financial Statements

Statements of Operations, Page F-4

1.	“We see that you report no revenue from product sales and your filing includes a discussion of your plans to develop a commercially-viable product. Please tell us why you are not reporting as a development stage enterprise under FAS 7.”

Response to Item 1.

DayStar has been in the business of manufacturing and selling solar cells since 1997. Since inception, the Company has earned revenue from both product and research activities. We are in process of transitioning manufacturing in-house. In the spring of 2004 we decided to relocate operations from California to New York, and in June 2005 decided to discontinue operations of our subsidiary, DayStar Solar, LLC, that installed solar energy systems in California. With the $14.5 million in funds generated from the exercise of the Class A public warrant during the June 2005 through August 2005 period, we were able to increase our spending levels on manufacturing and engineering to create our own fabrication lines. Since these events, we have experienced a temporary gap in product revenue and while we have shipped product to customers at year-end 2005, we have not had sales of a commercially viable product. We incurred a loss in 2005 of $6.7 million with $3.9 million of that loss occurring in the second half of 2005 and an accumulated deficit of $14.0 million at December 31, 2005.

Although subject to interpretation, we understand that discontinuing operations of our subsidiary, DayStar Solar LLC, may subject us to the reporting requirements of FAS 7, Accounting and Reporting by Development Stage Enterprises. However, we believe that the impact to the financial statements to report as a “Development Stage Enterprise” for six months in 2005 is not material to the reader of the financial statements and this reporting has no effect on our reported results of operations. Furthermore, we believe that certain disclosures required for a Development Stage Enterprise have been included in the Notes to the Consolidated Financial Statements, however, not using the development stage format under FAS 7.

We do believe that our evaluation of this reporting method as we prepare the Form 10-QSB filing for the second quarter of 2006, will lead us to conclude that we need to report on a prospective basis under FAS 7 and add the additional required disclosures.

2.	“We see you have received grants from a New York government agency to help fund your development activities. We note the government agency has set criteria for each step in funding your development activities. Please tell

Brian R. Cascio

June 29, 2006

us why you believe these funds from the government agency represent revenue, rather than a cost reimbursement activity, which would be reflected as a reduction of your R&D expenses.”

Response to Item 2.

Research and Development Contract Revenue

The policy as to research and development contract revenue is as follows:

Research and development contract revenue is recognized as the Company meets milestones as set forth under the contract. All of the Company’s revenue in 2005 is from contracts with a New York State government agency.

We recorded $625,000 of revenue in 2005 from research and development contracts. We have two contracts with The New York State Energy Research and Development Authority (NYSERDA) from which the revenue in 2005 was derived. These contracts were awarded to the Company under NYSERDA’s Renewable Energy Technology Manufacturing Incentive Program. As stated in the Incentive Proposal from the State of New York provided to DayStar, “The program is designed to expand the level of electric-generating renewable energy technology manufacturing in New York to provide potential end-users with greater access to new renewable technology. Benefits of this program may include making available more renewable products for the New York market, developing a stronger renewable industry and creating new jobs.” Funds received under these contracts are not funded research, rather they relate to establishing manufacturing capability.

DayStar gets paid by NYSERDA only after completion of phases and achieving milestones. These milestones relate to the establishment and development of a solar cell manufacturing facility in New York, as well as achievement of solar cell production capacity-related milestones.

We believe we meet the requirements for revenue recognition under SAB 104 for these contracts. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured.

A formal agreement exists for these contracts. Services are rendered to the government agency, proof of which is in the achievement of milestones as set forth in the agreement between the government agency and the Company. Certain of these services would not be performed in the absence of the agreements. Amounts to be received for the performance of such services are specified and limited by the contracts themselves. Finally, collectibility is reasonably assured upon achievement of the milestones under the contracts.

Brian R. Cascio

June 29, 2006

Further, we believe, based on our discussion with investors, that our common stock is not traded based on our current classification of these contracts as revenue. We believe that the classification as revenue or as a reduction of research and development expenses would not be material to our financial statements. As these contracts are not intended to reduce specific research and development expenses, but rather assist in meeting the complementary goals of the Company and NYSERDA, an agency of the state in which DayStar is headquartered, we believe that a reduction of research and development expenses would not be the appropriate accounting treatment for the amounts earned. We believe classification as revenue for these contracts may offer more transparency to the reader of our financial statements. We will continue to monitor future contracts awarded to the Company on a case-by-case basis, and refer to the concepts and regulations discussed above, in order to determine the appropriate accounting treatment for all such contracts.

Grant Revenue

Our policy as to grant revenue is as follows:

Grant revenue is recognized when the Company fulfills obligations as set forth under the grant. Terms of the grant reflected in the accompanying financial statements require us to maintain specified employment criteria, as defined, over a five year period. If the Company fails to meet the specified criteria, it must repay the unearned portion of the grant. As a result, the Company recorded deferred revenue of $300,000 as of December 31, 2005.

There was no grant revenue recognized in 2005. We received a $600,000 grant from New York State, as an economic development incentive to create jobs. This was not a research grant, and no milestones related to research or product development were included in the grant. The first $300,000 under this agreement was obtained as a result of attaining a specified amount of capital expenditures (See 3. below) and this was treated as a reduction of equipment. The remaining $300,000 under this agreement was received as a result of achieving certain milestones of headcount and capital expenditures. This $300,000 is recorded as deferred revenue.

The $300,000 has been recorded as deferred revenue due to the possibility of recapture by the grantor, and will be recognized as revenue as we fulfill our obligations under the grant and release ourselves from the recapture terms. We believe this is revenue as the services have been rendered to create the employment necessary under the grant.

Summary

We believe the accounting for these funds received from government agencies is appropriate. The revenue relates to services rendered to the government agencies in which the Company must meet specific milestones which benefit the granting agency, and are not tied to specific research and development expenses. Therefore, we believe that these amounts are more appropriately reflected as revenue as opposed to a reduction of research and development expenses.

Brian R. Cascio

June 29, 2006

Statements of Cash Flows, Page F-6

3.	“We note the discussion on page F-8 that you have received capital grants for the purpose of reducing your cash flows for purchases of property and equipment. We read that these grants must be repaid if certain criteria are met. Please tell us about your obligation to repay these funds and how this has been reflected in the financial statements.”

Response to Item 3.

We received a $300,000 capital grant from New York State. Funds received under this agreement were obtained as a result of making a specified amount of capital expenditures. As the funds received were deemed a reimbursement of such capital expenditures, we recorded the transaction as a reduction of the property and equipment acquired. This treatment has the effect of reducing depreciation expense over the estimated useful lives of the assets acquired, which in this case is five years. Under the grant agreement, the Company must meet and maintain certain employment goals throughout a five year contract period or the funds are subject to recapture.

According to the contract’s recapture terms, should the Company fail to meet certain employment goals set forth under the agreement, it would be required to repay the unearned portion of the grant. The recapture terms are based on employment goals over a five year period and the amounts subject to recapture are reduced proportionately each year in which the Company meets its employment goals. The Company is required to submit annual employment reports to the New York State government agency. Should the Company fail to meet the employment goal set forth for any particular year, it would be required to repay the entire unearned portion of the grant based on the date of the employment shortfall.

The employment goals were set forth based on the Company’s employment projections at the time of the agreement. Those projections have not materially changed since that time. The recapture of previously granted funds occurs only if the Company experiences an employment shortfall (calculated as 85% of the employment goal each year). As the likelihood of an employment shortfall is deemed remote at this time, there would be no requirement to record a liability under FAS 5, Accounting for Contingencies, for the potential recapture.

An alternative, which we did not believe was preferable to our treatment, would be to record the $300,000 grant proceeds as a liability and not as a decrease to fixed assets. The repayment of the $300,000 or a portion thereof, is contingent based on meeting our employment goals. As the recapture terms are lifted we would recognize revenue. Depreciation would be recorded over the expected lives of the underlying assets. Therefore, we believe grossing up revenue and depreciation expense would not materially affect the financial statements on a qualitative or quantitative basis.

Brian R. Cascio

June 29, 2006

We believe the accounting treatment for these grant funds is appropriate. The funds relate specifically to equipment purchases (a distinction from the research and development contract revenue discussed in Item 2.), and therefore an appropriate line item within the Company’s financial statements can be specifically identified to offset with such funds.

Accounting Treatment of the $15 Million Senior Convertible Note and the related warrants

Describe your accounting treatment of the $15 Million Senior Convertible Note and the related warrants, considering SFAS 133, Accounting for Derivative Instruments and Hedging Activities, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock and EITF No. 05-2, The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19

Response:

On May 25, 2006, DayStar Technologies, Inc. (the “Company”) entered into a series of agreements with Castlerigg Master Investments, Ltd., pursuant to a private placement transaction providing for, among other things, the issuance of a senior convertible note for aggregate gross proceeds of $15 million and warrants for 782,609 shares of the Company’s $.01 par value per share Common Stock.

We believe there are three critical issues to be addressed in our analysis of the accounting treatment for the transaction. Each issue, along with our conclusion, including reference to the applicable accounting guidance is discussed below.

1.	How should the embedded conversion feature in the Note be accounted for?

In accordance with EITF 05-2, the Note should be classified as a “conventional convertible debt instrument”.

The Senior Convertible Note (“Note”) is convertible into a fixed number of shares for which the ability to exercise the option is based on the Note balance outstanding. Therefore the embedded conversion feature does not need to be evaluated against the applicable sections of EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock (“EITF 00-19”). Hence, the scope exception in SFAS 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) is met and the embedded conversion feature does not need to be bifurcated from the Note and treated as a derivative instrument.

Brian R. Cascio

June 29, 2006

2.	How should the associated free-standing warrants be accounted for?

The free-standing warrants should be recorded as a liability. Although the free-standing warrants meet the definition of a derivative instrument, in accordance with SFAS 133, they do qualify for the scope exception, set forth in SFAS 133, paragraph 11, as the warrants are indexed to our common stock, and meet the criteria for equity treatment as set forth in EITF 00-19 paragraphs 12 – 32, except for paragraph 27.

Our analysis of the transaction in accordance with EITF 00-19 is as follows:

a.	The Note gives the Company a choice of (a) net-cash settlement or settlement in shares (including net-share settlement and physical settlement that requires that the company deliver shares) or (b) either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity.

b.	The Note and warrant agreements permit the Company to settle in unregistered shares, subject to a registration delay payments clause, discussed in 3. below.

c.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

d.	The agreements contain an explicit limit on the number of shares to be delivered in a share settlement.

e.	There are required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. However, these payments are capped at 10% and the likelihood of their occurrence is deemed remote (see discussion in 3. below).

f.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

g.	The Note requires net-cash settlement in specific circumstances, therefore the warrants must be treated as a liability. Section 4(b) of the Warrant Agreements provide that if there is a “Fundamental Transaction”, then the Holder has the right to (1) receive the number of warrant shares they were entitled to prior to the transaction or (2) the Black-Scholes value of the unexercised portion of the warrant. A Fundamental Transaction means (a) consolidation or merger; (b) sale of all or substantially all assets; (c) a purchase, tender or exchange offer, approved by greater than 50% of the shareholders (excluding the acquiring shareholder); (d) sale (business combination) of greater than 50% of stock; (e) any person or group acquires greater than 50% of voting stock. Items (c) and (e) could be

Brian R. Cascio

June 29, 2006

viewed to be out of the control of the Company. However, we believe that the probability that these could occur without the Company participating is considered unlikely – even remote. We believe that once these types of transactions were to begin, it would take considerable time, given our market float and trading volume, to acquire a sufficient number of shares. In that event, the Company could enact anti-takeover provisions to counter any takeover threat. However, since EITF 00-19 indicates that the likelihood of an event occurring is not a consideration, we understand that we must record the warrants issued in connection with the transaction as a liability.

h.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

i.	The Warrants do not require the Company to post collateral at any point or for any reason.

Section 15(e) of the Note, requires the Company to put into escrow, the lesser of $3 million or 30% of the outstanding indebtedness of the Note if the Company’s common stock trades below $9.00 per share for ten consecutive trading days. The requirement for the escrow is contingent on the price of the Company’s common stock. The escrow account is not collateral and relates only to the Note. The escrow amount is derived from the outstanding principal on the Note. If funds are escrowed, the escrow terminates when the Company’s common stock trades above $10.00 per share for ten consecutive trading days. Amounts escrowed decline as the outstanding principal of the Note is paid. The escrow account is dissolved when the Note is repaid in full

The Note contains a clause which states that absent stockholder approval of the transaction, the Company may not issue to the Investor shares of its Common Stock exceeding an amount equal to 19.99% of its outstanding shares of Common Stock. This is a requirement of the stock exchange on which we are currently listed, the NASDAQ Capital Market. Should this clause become prohibitive in the future and not in the best interests of the Company and its shareholders, we would consider exploring alternatives to our current listing status. Therefore, we believe that this clause does not change our accounting treatment for the transaction, as the control over the outcome of the conversion remains with the Company.

3.	In what way does the Registration Rights Agreement impact accounting for the offering?

We believe the registration delay payments clause does not preclude equity treatment under EITF 00-19.

Brian R. Cascio

June 29, 2006

The Registration Rights Agreement covers both the convertible shares under the Note, as well as the associated free-standing warrants. The registration rights agreement is combined with the free-standing warrant agreement in our analysis under EITF 00-19. The registration delay payments which may be triggered by DayStar’s failure to register the shares included in the transaction within the agreed time periods and our failure to maintain an effective registration statement, is capped at a maximum of ten percent of the outstanding note.

We believe the maximum penalty does not exceed the marketability discount that would be applied to these instruments by potential investors and the likelihood of incurring such a penalty is deemed remote at this time. Therefore, we believe the registration delay payments clause does not preclude equity treatment under EITF 00-19. Our treatment is consistent with one approach currently applied in practice, as discussed in EITF 05-4 Issue Summary No. 1.

Conclusion

Based on our final review of the accounting treatment for the $15 Million Senior Convertible Note and the related warrants:

a.	The Note should be classified as a “conventional convertible debt instrument”.

b.	The free-standing warrants should be recorded as a liability.

We will make a change to the Form S-3 (File No. 333-134825) to indicate the warrants are to be treated as a liability.

Prior disclosure on page 14.

Accounting charges resulting from our issuance of the Note will lead to significant non-cash charges which will adversely impact future interest expense and net loss. While our accounting evaluation of the Note is not complete, because of certain contractual provisions in the Note and Warrant agreements together with certain provisions of United States Generally Accepted Accounting Principles, we will likely be required to record approximately $4.5 million in non-cash interest charges over the life of the Note (in addition to interest expense relating to the 7.5% interest rate borne by the Note which will be paid in cash or shares of our common stock, at our option).

Revised disclosure

Accounting charges resulting from the warrants issued in connection with the Note may lead to significant non-cash charges which would adversely impact future interest expense and net loss, and may also lead to future volatility in our financial statements. Because of certain contractual provisions in the warrant agreements together with certain provisions of United States Generally Accepted Accounting

Brian R. Cascio

June 29, 2006

Principles, we will be required to record approximately $4.5 million in non-cash interest charges over the life of the Note (in addition to interest expense relating to the 7.5% interest rate borne by the Note which will be paid in cash or shares of our common stock, at our option). Additionally, we will be required to record the warrants as derivative liabilities, which will be required to be marked to market on a quarterly basis. This will likely result in a significant adverse impact to future net income and earnings per share and will likely introduce additional volatility to our future operating results.

Should you have any further questions regarding our response to your comments, please contact me at (518) 383-4600 ext. 403.

Sincerely,

/s/ Stephen A. Aanderud
Stephen A. Aanderud
Chief Financial Officer
(Principal Financial and Accounting Officer)